

07007204

Rec'd 11/30/07

12/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-012
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RECD S.E.C.
NOV 3 0 2007
803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STOCK DEPOT, INC. K/N/A Flex Financial Services LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 PLAZA REAL S. STE 222
(No. and Street)

BOCA RATON, FL 33432
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MIKE TEICHER- PRES. 561-417-4222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANDRA B. LINEBERRY CPA
(Name – *if individual, state last, first, middle name*)

200 NE 5th CT, DELRAY BEACH, FL 33444
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 17 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Teicher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock Depot, as of February 28th, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TODD LESK
MY COMMISSION # DD448898
EXPIRES: Aug. 13, 2009
(407) 398-0153
FloridaNotaryService.com
NOTARY PUBLIC
STATE OF FLORIDA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (o) A statement that the audit did not contain any material differences between the audited and unaudited computations of net capital.

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report

Board of Directors
Stock Depot, Inc.
101 Plaza Real S Ste 222
Boca Raton, Fl 33432

I have audited the accompanying statement of financial condition of Stock Depot, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stock Depot, Inc. as of December 31, 2006 and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Sandra B. Lineberry
Delray Beach, FL
February 27, 2007

ASSETS

Consolidated ( ) [0198] Unconsolidated (•) [0199]

	Allowable	Non-Allowable	Total
1. Cash	15296 [0200]		15296 [0750]
2. Receivables from brokers or dealers:	22996		22996
A. Clearance account	[0295]		
B. Other	[0300]	[0550]	[0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[0418]		
B. Debt securities	[0419]		
C. Options	[0420]		
D. Other securities	[0424]		
E. Spot commodities	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. At cost [0130]			
B. At estimated fair value	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. Exempted securities [0150]			
B. Other securities [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11. Other assets	[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**	38292 [0540]	0 [0740]	38292 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	4190 [1114]	[1315]	4190 0 [1560]
B. Other	2517 [1115]	[1305]	2517 0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		6707 [1230]	0 [1450]	[1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	1000 [1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	30585 [1794]
E. Total	0 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	31585 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	38292 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
[3932]	[3933]	[3931]

REVENUE

1.	Commissions:		
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	137259	[3935]
b.	**Commissions on listed option transactions**		[3938]
c.	**All other securities commissions**		[3939]
d.	**Total securities commissions**		[3940]
2.	Gains or losses on firm securities trading accounts		
a.	**From market making in options on a national securities exchange**		[3945]
b.	**From all other trading**		[3949]
c.	**Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares	20752	[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	25632	[3995]
9.	Total revenue	183643	[4030]

EXPENSES

Item	Description	Amount	Code
10.	Salaries and other employment costs for general partners and voting stockholder officers	7107	[4120]
11.	Other employee compensation and benefits	83619	[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	**Includes interest on accounts subject to subordination agreements** [4070]		
14.	Regulatory fees and expenses	6701	[4195]
15.	Other expenses	47528	[4100]
16.	Total expenses	144955	

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		38688 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		38688 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

Stock Depot, Inc.
Statement of Cash Flow
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$38,688
Increase in Due from Broker	(22,996)
Increase in Accrued Expenses	6,707
NET CASH USED FOR OPERATING ACTIVITES	$22,399
CASH FLOWS FROM FINANCING ACTIVITIES	
Equity Contributions (Distributions)	($28,197)
INCREASE IN WORKING CAPITAL	($5,798)
NET INCREASE (DECREASE) IN CASH	($5,798)
CASH AT BEGINNING OF YEAR	21,094
CASH AT END OF YEAR	$15,296

See Accompanying Notes to the Financial Statements

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		20094 [4240]
	A. Net income (loss)		38688 [4250]
	B. Additions (includes non-conforming capital of	[4262])	[4260]
	C. Deductions (includes non-conforming capital of	[4272])	28197 [4270]
2.	Balance, end of period (From item 1800)		30585 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Stock Depot, Inc.
101 Plaza Real S Ste 222
Boca Raton, Fl 33432

I have audited the accompany financial statements of Stock Depot, Inc. as of and for the year ended December 31, 2006, and have issued my report thereon dated February 27, 2007. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Sandra B. Lineberry
Delray Beach, FL
February 27, 2007

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 30585 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 30585 [3500]
4. Add:
   - **A. Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]
   - **B. Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities — 30585 [3530]
6. Deductions and/or charges:
   - **A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 0 [3540]
   - **B. Secured demand note deficiency** — [3590]
   - **C. Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]
   - **D. Other deductions and/or charges** — [3610]

0 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0 [3630]

8. Net capital before haircuts on securities positions — 30585 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - **A. Contractual securities commitments** — [3660]
   - **B. Subordinated securities borrowings** — [3670]
   - **C. Trading and investment securities:**

1. **Exempted securities** [3735]

2. **Debt securities** [3733]

3. **Options** [3730]

4. **Other securities** [3734]

D. **Undue Concentration** [3650]

E. **Other (List)**

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
	[3736]

[3740]

10. Net Capital 30585 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) 4467 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) 5000 [3758]

5000

13. Net capital requirement (greater of line 11 or 12) [3760]

14. Excess net capital (line 10 less 13) 25585 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19) 29915 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition 6707 [3790]

17. Add:

A. **Drafts for immediate credit** [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** [3810]

C. **Other unrecorded amounts (List)**

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % .6707 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % 4.6 0 [3860]

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report On Exemptive Provision Under Rule 15c 3-3

Board of Directors
Stock Depot, Inc.
101 Plaza Real S Ste 222
Boca Raton, Fl 33432

I have audited the accompanying financial statements of Stock Depot, Inc. as of and for the year ended December 31, 2006, and have issued my report thereon dated February 27, 2007. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. As of the date of the financial statements all customer transactions cleared through another broker-dealer on a fully disclosed basis and no facts came to my attention to indicated that this was not complied with since the last audit of the financial statements.



Sandra B. Lineberry
Delray Beach, FL
February 27, 2007

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)
(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 11754 [4335A]	STERNE, AGEE & LEACH, INC. [4335A2]	All [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k)
(3)--Exempted by order of the Commission ☐ [4580]

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
Stock Depot, Inc.
101 Plaza Real S Ste 222
Boca Raton, Fl 33432

In planning and performing my audit of the financial statements of Stock Depot, Inc. for the year ended December 31, 2006, I considered the internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Stock Depot, Inc. that I considered relevant to the objectives stated in rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the reserves required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control to assess whether those practices and procedures can be expected to achieve the Commission's above - mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities my occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchanges Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31. 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



Sandra B. Lineberry
Delray Beach, FL
February 27, 2007

Stock Depot, Inc.
Notes to Financial Statements
December 31,2006

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stock Depot, Inc. is a Stock and Bond Brokerage Firm located in Boca Raton, FL. In December the company changed stock ownership and moved it operation from Boynton Beach to Boca Ration. In January of 2007 the company will change it's name from Stock Depot, Inc. to DBA, Flex Financial Services, Incorp. All customer accounts are carried with Sterne, Agee & Leach, Inc.

Revenue Recogntion

Revenue Recognition - Stock Depot, Inc. generates commission income for sales of stocks, bonds, mutual funds and insurance. Commissions from security transactions of the Company are recorded on a trade date basis. Commissions from other transactions are recorded on a settlement date basis.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Securities and Transactions

Securities transactions and related commissions are reported on a trade date basis.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company match.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note 2 - ACCOUNTS RECEIVABLE

Commsisions due from brokers in the normal course of business.

Note 3 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2006, the Company had net capital of $30,585 which was $ 25,585 in excess of its required net capital of $ 5,000.

SANDRA B. LINEBERRY
CERTIFIED PUBLIC ACCOUNTANT

200 NE 5TH COURT
DELRAY BEACH, FL 33444
PHONE (561) 274-4761

Independent Auditor's Report On No Material Differences between Audited And Unaudited Statements

Board of Directors
Stock Depot, Inc.
101 Plaza Real S Ste 222
Boca Raton, Fl 33432

I have audited the financial statements of Stock Depot, Inc. as of and for the year ended December 31, 2006 and have issued my report thereon dated February 27, 2007 My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

The audited financial statements of Stock Depot, Inc. as of December 31, 2006 were not materially different from the unaudited reports for the same period.



Sandra B. Lineberry
Delray Beach, FL
January 27, 2007

Sandra B. Lineberry CPA

200 NE 5th Court
Delray Beach, Fl. 33444

Invoice

Date	Invoice #
02/27/2007	203

Bill To
STOCK DEPOT, INC. 101 PLAZA REAL S STE 222 BOCA RATON, FL

Description	Amount
FOR PREPARATION OF 2006 COMPLIANCE AUDIT	1,000.00
FOR CONSULTATION FOR AUDIT	200.00

Total	$1,200.00
Balance Due	$1,200.00

Phone #
561-274-4761

E-mail
slinebe@BELLSOUTH.NET

END